August 12, 2008

Mail Stop 4561

Ms. Erin D. Pickens
Chief Financial Officer
Tarragon Corporation
423 West 55th, 12th Floor
New York, NY 10019

> **Re: Tarragon Corporation**
> **Item 4.01 Form 8-K**
> **Filed June 19, 2008**
> **File No. 0-22999**

Dear Ms. Pickens:

     We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

     Sincerely,

     Jonathan Wiggins
     Staff Accountant